

Mail Stop 3233

March 9, 2017

Via E-mail
Thomas G. Conforti
Chief Financial Officer
Wyndham Worldwide Corporation
22 Sylvan Way
Parsippany, NJ 07054

    Re: Wyndham Worldwide Corporation
            Form 10-K for the year ended December 31, 2016
            Filed February 17, 2017
            File No. 001-32876

Dear Mr. Conforti:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Item 7. Management's discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 44

1. We note that your reconciliation of EBITDA starts with the non-GAAP measure and reconciles to the GAAP measure (net income). In future filings please revise your presentation to start with the GAAP measure so that the GAAP measure is presented with equal or greater prominence. This comment also applies to any non-GAAP measures presented in an earnings release. Refer to Question 102.10 of the Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Demarest, Accountant at 202-551-3432 or me at 202-551-3486 with any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate
& Commodities